**Cash Basis**

**Red Bay Coffee**
# Balance Sheet
**As of December 31, 2014**

|  | Dec 31, 14 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Chase 3095** | 1,931.73 |
| **Total Checking/Savings** | 1,931.73 |
| **Total Current Assets** | 1,931.73 |
| **Fixed Assets** | |
| **Equipment** | 6,751.10 |
| **Lease Hold Improvements** | |
| Lease Hold Improvements-Origina | 494.40 |
| **Total Lease Hold Improvements** | 494.40 |
| **Total Fixed Assets** | 7,245.50 |
| **TOTAL ASSETS** | **9,177.23** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Business Loans** | |
| **Jean Luc Kayigire** | 7,400.00 |
| **Total Business Loans** | 7,400.00 |
| **Payroll Liabilities** | 20.99 |
| **Payroll Suspense** | -5,148.22 |
| **Total Other Current Liabilities** | 2,272.77 |
| **Total Current Liabilities** | 2,272.77 |
| **Total Liabilities** | 2,272.77 |
| **Equity** | |
| **Capital Contribution** | 10,000.00 |
| **Members Equity** | -4,470.77 |
| **Owner's Contribution** | 3,527.25 |
| **Owner's Distribution** | -7,473.22 |
| **Net Income** | 5,321.20 |
| **Total Equity** | 6,904.46 |
| **TOTAL LIABILITIES & EQUITY** | **9,177.23** |

**Red Bay Coffee**
# Profit & Loss
**January through December 2014**

Jan - Dec 14

**Ordinary Income/Expense**

    **Income**

| | |
|---|---:|
|         Sales | 87,876.74 |
|     **Total Income** | 87,876.74 |

    **Cost of Goods Sold**

| | |
|---|---:|
|         Coffee | 23,474.66 |
|         Research | 139.82 |
|         Roasting | 4,175.00 |
|         Roasting Supplies | 63.62 |
|         Supplies | 5,055.88 |
|     **Total COGS** | 32,908.98 |

| | |
|---|---:|
| **Gross Profit** | 54,967.76 |

    **Expense**

        **Auto and Truck Expenses**

| | |
|---|---:|
|             Fuel | 162.00 |
|             Parking and Tolls | 78.80 |
|             Repairs and Maintenance | 28.32 |
|         **Total Auto and Truck Expenses** | 269.12 |

| | |
|---|---:|
|         Bank Service Charges | 412.86 |
|         Business License and Permits | 286.00 |
|         Computer and Internet Expenses | 39.80 |
|         Donations | 200.00 |
|         Equipment Rental | 62.70 |
|         Insurance Expense | 1,042.40 |
|         Meals and Entertainment | 1,214.05 |
|         Office Expense | 1,478.67 |
|         Office Supplies | 116.56 |

        **Payroll Expenses**

| | |
|---|---:|
|             Employer Taxes | 1,959.84 |
|             Payroll Fees | 116.00 |
|             Payroll Salary | 20,769.24 |
|             Reimbursements | -2,574.11 |
|         **Total Payroll Expenses** | 20,270.97 |

| | |
|---|---:|
|         Postage and Delivery | 329.16 |
|         Printing and Reproduction | 604.66 |

        **Professional Fees**

| | |
|---|---:|
|             Accounting | 75.00 |
|             Outside Services | 17,484.98 |
|             Website | 80.00 |

**Red Bay Coffee**
# Profit & Loss
**January through December 2014**

| | Jan - Dec 14 |
|---|---|
| **Total Professional Fees** | 17,639.98 |
| | |
| **Repairs and Maintenance** | 714.68 |
| **Small Equipment** | 479.71 |
| **State Taxes** | 2,400.00 |
| **Travel Expense** | 2,052.62 |
| **Total Expense** | 49,613.94 |
| | |
| **Net Ordinary Income** | 5,353.82 |
| | |
| **Other Income/Expense** | |
| **Other Income** | |
| **Microdeposit** | 0.00 |
| **Total Other Income** | 0.00 |
| | |
| **Other Expense** | |
| **Ask My Accountant** | 32.62 |
| **Total Other Expense** | 32.62 |
| | |
| **Net Other Income** | -32.62 |
| | |
| **Net Income** | **5,321.20** |